Ossen Innovation Announces Receipt of Japanese Industrial Standards Certification

•	Important certificate allows Ossen to sell its SWPR7BL prestressed concrete strands in Japan

•	R&D for key technology recognized in the Annual Jiangxi Province Science and Technology Award List

SHANGHAI, October 28, 2013 -- Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced that it has been awarded a Japanese Industrial Standards (JIS) certificate. This certification allows Ossen to begin selling its SWPR7BL prestressed concrete strands in Japan. This standardization and certification process, which was completed after a six month in-depth inspection of the Company’s manufacturing facilities and products, was coordinated by the Japanese Industrial Standards Committee, the organization which specifies the standards used for industrial activities in Japan.

“Ossen is very pleased to announce our receipt of this important certification,” said Dr. Liang Tang, Chairman of Ossen Innovation. “The certificate, awarded after rigorous review and testing of our SWPR7BL prestressed concrete strands, affirms the world class quality of our product. We look forward to selling our SWPR7BL prestressed concrete strands in Japan, a market with strict quality controls. Although the Japanese market has high barriers to entry, I am pleased to announce that Ossen has already received indications of interest from one Japanese customer to purchase at least 10,000 tons of our SWPR7BL prestressed concrete strands, with delivery expected in early 2014,” concluded Dr. Tang.

Separately, Ossen’s subsidiary company, Ossen Jiujiang Steel Wire & Cable Co., Ltd., is pleased to announce that its Research and Development (R&D) work on key technology related to the manufacturing of stay cable of large span cable stayed bridges was included in the 2013 Annual Jiangxi Province Science and Technology Award List.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:
Ossen Innovation Co., Ltd.
Feng Peng, Chief Financial Officer
Email: feng.peng@ossencorp.com
Phone: +86 (21) 6888-8886
Web: www.osseninnovation.com

Investor Relations FCC Group LLC Phone: +1-347-850-7098 Email: ir@ossencorp.com